Rebecca G. DiStefano

Tel +1.954.768.8221

distefanor@gtlaw.com

 September 17, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attention:	Thomas Jones Sherry Haywood

Re:	Draganfly Inc. Offering Statement on Form 1-A Filed August 7, 2020 and August 20, 2020 File No. 024-11239

Dear Mr. Jones and Ms. Haywood:

On behalf of our client Draganfly Inc. (the ”Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letters to the Company dated August 19, 2020 and September 2, 2020 (collectively, the “Comment Letters”), with respect to the Offering Statements on Form 1-A filed August 7, 2020 and August 20, 2020, respectively. (the “Offering Statement”). Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offering Statement.

If the Staff would like marked copies of Amendment No. 3 to the Offering Statement as filed with the Commission on the date hereof (“Amendment No. 3”) marked against the Offering Statement, please so advise and we would be happy to provide them.

**************

GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL  33301  ■  Tel 954.765.0500  ■  Fax 954.765.1477

Mr. Jones and Ms. Haywood
Securities and Exchange Commission
September 17, 2020

I.	COMMENT LETTER, DATED AUGUST 19, 2020

Amendment No. 1 to Offering Statement on Form 1-A filed August 7, 2020

Offering Circular Cover Page, page 1

1.

We note your response to prior comment 1. Please revise your offering circular to include all information that is not permitted to be omitted under Rule 253(b). In this regard, we note that you have omitted a bona fide estimate of the range of the maximum offering price range from the cover page.

Response: The Company respectfully acknowledges this comment. As discussed with the Staff by telephone, the Company has priced the offering securities and has now included all information previously omitted in reliance on Rule 253(b).

Securities Being Offered, page 51

2.	We note your response to prior comment 5. Please revise to include the disclosure regarding your units and warrants required by Item 14 of Form 1-A.

Response: The Company respectfully acknowledges this comment. Pursuant to Item 14 of the Form 1-A Regulation A Offering Statement under the Securities Act of 1933 General Instructions, the Company has revised its disclosure to include (1) the amount of securities issuable upon the exercise of warrants; (2) the period during which and the price at which the warrants are exercisable; (3) the amount of warrants; and (4) any other material terms of the warrants in the subsection titled “Share Purchase Warrants and Rights”. The Company has also revised its disclosure by adding a new subsection titled “Units Consisting of Common Shares and Warrants”, which summarizes the Units, Common Shares and Warrants being offered in the Offering.

Exhibits

3.

We note your response to prior comment 8. Counsel should not assume conclusions of law that are a necessary requirement of the ultimate opinion. We note for example, the assumption regarding due execution and delivery in assumption (a) of Section 3. Also, tell us why the qualifications in (a) and (b) of Section 5 are necessary and appropriate for the opinion.

Response: The Company respectfully acknowledges this comment. Canadian counsel has revised its opinion to remove the qualifications in (a) and (b) and Section 5 in its entirety. The legal opinion Exhibit 12 is refiled with this amendment.

GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL  33301  ■  Tel 954.765.0500  ■  Fax 954.765.1477

Mr. Jones and Ms. Haywood
Securities and Exchange Commission
September 17, 2020

II.	COMMENT LETTER, DATED SEPTEMBER 2, 2020

Amendment No. 2 to Offering Statement on Form 1-A filed August 20, 2020

Risk Factors, page 11

1.	We note your new disclosure on page F-69 about the amount of goodwill as of December 31, 2019. Please include a risk factor to highlight the risks concerning goodwill, such as impairment.

Response: The Company respectfully acknowledges this comment and has included a new risk factor to highlight the risks concerning goodwill impairment, as follows: “Goodwill impairment arises when there is deterioration in the capabilities of acquired assets to generate cash flows, and the fair value of the goodwill dips below its book value. The Company is required to review its goodwill for impairment at least annually. Events that may trigger goodwill impairment include deterioration in economic conditions, increased competition, loss of key personnel, and regulatory action. Should this occur, an impairment of goodwill relating to the Dronelogics Systems Inc. acquisition could have a negative effect on the assets of the Company.”

Securities Being Offered, page 51

2.

 Please tell us with specificity where you revised the disclosure in response to prior comment 2.  Please revise to include the disclosure regarding your units and warrants required by Item 14 of Form 1-A.

Response: The Company respectfully acknowledges this comment. As noted above, pursuant to Item 14 of the Form 1-A Regulation A Offering Statement under the Securities Act of 1933 General Instructions, the Company has revised its disclosure to include (1) the amount of securities issuable upon the exercise of warrants; (2) the period during which and the price at which the warrants are exercisable; (3) the amount of warrants; and (4) any other material terms of the warrants in the subsection titled “Share Purchase Warrants and Rights”. The Company has also revised its disclosure by adding a new subsection titled “Units Consisting of Common Shares and Warrants”, which summarizes the Units, Common Shares and Warrants being offered in the Offering.

Exhibits

3.	We note your response to prior comment 3. Please tell us why the qualifications in (a) and (b) of Section 5 are necessary and appropriate for the opinion.

Response: The Company respectfully acknowledges this comment. As noted above, Canadian counsel has revised its opinion to remove the qualifications in (a) and (b) and Section 5 in its entirety. As noted above, the revised Exhibit 12 is refiled with this amendment.

GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL  33301  ■  Tel 954.765.0500  ■  Fax 954.765.1477

Mr. Jones and Ms. Haywood
Securities and Exchange Commission
September 17, 2020

We appreciate your time and attention to the response to the Staff’s comment set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 954.768.8221.

Very truly yours,
/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

Enclosures

cc:	Mr. Cameron Chell, Chief Executive Officer and Mr. Paul Sun, Chief Financial Officer

GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL  33301  ■  Tel 954.765.0500  ■  Fax 954.765.1477